CARETRUST REIT, INC.

905 Calle Amanecer, Suite 300

San Clemente, California 92673

October 26, 2016

VIA EDGAR

Mr. Wilson K. Lee, Senior Staff Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail stop 3233

Washington, D.C. 20549

Re:	CareTrust REIT, Inc. Form 10-K for the fiscal year ended December 31, 2015 Filed February 11, 2016 File No. 001-36181

Dear Mr. Lee:

We received your letter dated October 19, 2016 (the “Letter”) setting forth comments of the staff (the “Staff”) of the Securities and Exchange Commission on our above-referenced report filed under the Securities Exchange Act of 1934. Our responses to your comments are set forth below. For the convenience of the Staff, the comments from the Letter are restated in italics prior to our responses. References to “we” and “our” refer to CareTrust REIT, Inc. and its consolidated subsidiaries.

Form 10-K for the fiscal year ended December 31, 2015

Item 5. Market For Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 31

1.	Please revise future periodic filings to disclose the tax status of distributions per unit pursuant to Rule 3-15(c) of Regulation S-X.

In applicable future periodic filings, we will include disclosure about the tax status of distributions per unit pursuant to Rule 3-15(c) of Regulation S-X.

Schedule III – Real Estate and Accumulated Depreciation, page F-35

2.	Please revise future periodic filings to disclose the aggregate costs of your real estate assets for Federal income tax purposes pursuant to footnote 6 to Rule 12-28 of Regulation S-X.

In applicable future periodic filings, we will revise our disclosures in Schedule III – Real Estate Assets and Accumulated Depreciation to state the aggregate costs of our real estate assets for Federal income tax purposes pursuant to footnote 6 to Rule 12-28 of Regulation S-X.

We appreciate the Staff’s comments and request that the Staff contact the undersigned at (949) 542-3133 with any questions or comments regarding this letter.

Respectfully submitted,

CareTrust REIT, Inc.

/s/ William M. Wagner
By:	William M. Wagner
Title:	Chief Financial Officer

cc:

Jeffrey Lewis, Staff Accountant, U.S. Securities and Exchange Commission

Greg Stapley, President and Chief Executive Officer, CareTrust REIT, Inc.

Peter Zofrea, Ernst & Young LLP

Shelly Heyduk, Esq., O’Melveny & Myers LLP